Date:	September 21, 2010

Mr. Ryan Rohn
Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-551-3739
Fax: 202-772-9210

Re:	iTrackr Systems, Inc.
Comments on Form 8-K, Item 4.02
Filed September 14, 2010
File No. 000-52810

Please find enclosed our responses to your comments faxed to us on September 20, 2010 concerning our Form 8-K.  Please feel free to contact Justin Frere at 805-430-5268 (phone), 619-419-2359 (fax) or jfrere@yahoo.com if you have any questions or require further information. We have filed our amended 8-K as of this afternoon.

Cordially,

Justin Frere

iTrackr Responses to SEC Comments on Form 8-K filed on September 14, 2010

1. We have updated our 8-K to show the correct File #.  We do not believe that it is appropriate to use an incorrect file number.

2. We have updated our 8-K to further explain the facts underlying our restatements and to expand our disclosure to provide a more detailed explanation of the information provided to us by our auditor.

3. We have sent our Form 8-K/A to our auditor and have provided their response as an exhibit to our Form 8-K/A.

4. When we restate our periodic reports we will describe the effect the restatements had on our officer’s conclusions regarding the effectiveness of our disclosure controls and procedures.